UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

✔   Form C: Offering Statement
☐   Form C/A: Amendment to Offering Statement
☐   Check box if amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination Reporting

Issuer Information

Name of issuer
The Town Kitchen, PBC

Legal status of issuer

    Form
    Public Benefit Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    March 9, 2015

Physical address of issuer
2325 E 12th St., Oakland, CA 94601

Website of issuer
https://www.thetownkitchen.com/

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC, DBA Republic

CIK number of intermediary
000175125

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third-party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The Intermediary will receive 6% of the gross-cash amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted
Yes

Oversubscriptions will be allocated:
First-come, first-served

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 31st, 2019

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to breach the target offering amount, securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
The Company has 20 full-time employees

Annual Report Disclosure Requirements

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$290,366	$293,206
Cash & Cash Equivalents	$148,815	$135,350
Accounts Receivable	$63,117	$118,996
Short-term Debt	$131,177	$46,952
Long-term Debt	$175,200	$192,582
Revenues/Sales	$1,136,589	$612,918
Cost of Goods Sold	$391,652	$372,875
Taxes Paid	$6,920	$1,291
Net Income	($686,203)	($764,962)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C, together with the Offering Statement and its exhibits, to be signed on its behalf by the duly authorized undersigned.

The Town Kitchen, PBC, a Delaware corporation

By: /s/Eric Quick

Name: Eric Quick

Title: President and CEO, Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: /s/Eric Quick

Name: Eric Quick

Title: President, CEO and Accounting Officer

By: /s/Julie Lein

Name: Julie Lein

Title: Board Member

By: /s/Wes Selke

Name: Wes Selke

Title: Board Member

Table of Contents

Exhibit A - Offering Statement

Of

The Town Kitchen, PBC

July 16, 2019

Up to 1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

The Town Kitchen, PBC (the "**Company**," "**we**," "**us**," or "**our**") is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The minimum target offering amount is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000 from investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach the Target Amount under the Regulation CF Offering by October 31st, 2019 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline, no Securities will be issued in this Offering, investment commitments will be cancelled, and committed funds will be returned to investors. The Company will accept oversubscriptions at the Company's discretion.

The rights and obligations of the holders of Securities of the Company Are set forth below in the section entitled "the Offering and the Securities – The Securities." To purchase Securities, a prospective investor or must complete the purchase process through the portal of the Intermediary. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company Has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary may reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A CROWDFUNDING INVESTMENT INVOLVES SUBSTANTIAL RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND OF THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE US SECURITIES AND EXCHANGE COMMISSION (THE "SEC") DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THIS OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THIS DISCLOSURE DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS DISCLOSURE DOCUMENT AND THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTENDMENT," "EXPECT," AND OTHER SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT THE CURRENT VIEWS OF MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE DIFFERENT ACTIONS OR DIFFERENT RESULTS THAT MATERIALLY DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Summary

About Form C

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found at the following website: https://www.thetownkitchen.com/

Updates
Updates on the status of this Offering may be found at: https://www.republic.co/the-town-kitchen

About this Form C
You should rely only on the information contained in this Form C. The Company has not authorized anyone to provide you with information different from that contained in this Form C. The Company is offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. The business, financial condition, results of operations, and prospects of the Company may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from management of the Company concerning terms and conditions of the Offering, the Company, or any other relevant matters and additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C, with its exhibits, does not purport to contain all the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained in this document are based on information believed to be reliable. No warranty is made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied with it. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described in this document and may not be reproduced or used for any other purpose.

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and of the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits in their entirety.

The Town Kitchen, PBC is a Delaware, formed on March 9, 2015.

The Company is located at 2325 E 12th St., Oakland, CA 94601, where it conducts business affairs

The Company's website is https://www.thetownkitchen.com/

A description of the Company's products, services, and business plan may be found on the Company's profile page on OpenDeal Portal LLC, d/b/a Republic's website at https://www.republic.co/the-town-kitchen and is attached as EXHIBIT C.

Eligibility:

The Company certifies that all of the following statements are TRUE:

      (1)   The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act")(15 U.S.C. 78m or 780(d));

(3)   The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment Company by section 3(b) or section 3(c) of that Act (15 U.S.C 80a-3(b) or 80a-3(c));

(4)   The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C 77d(a)(6)) as a result of a disqualification as specified in section 227.503(a);

(5)   The Company has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the 2 years immediately preceding the filing of this Form C; and

(6)   The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Act or Disqualifications under any relevant United States securities laws.

The Offering

Minimum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	1,070,000**
Purchase price per Security	$1.00
Minimum investment amount per investor	$100*
Offering deadline	October 31st, 2019
Use of Proceeds	See "Use of Proceeds" Section Below
Voting Rights	See "Risks Related to the Securities" and Exhibit E

*The Company reserves the right to adjust the minimum investment amount per investor in its sole discretion.

Use of Proceeds

This offering is being made through OpenDeal Portal LLC, DBA Republic (the **"Intermediary"**). The Intermediary will receive 2% of the Securities being offered (in the form of Securities) and 6% of the amount raised (in cash)

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100	$6	$94
Aggregate Minimum Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)　This 6% cash commission excludes fees to the Company's advisors, such as accountants and attorneys as well as fees paid to the escrow agent and certain payment processors.

(2)　The Intermediary will receive 2% of the Securities being issued in this Offering in connection with this Offering

(3)　The Company may amend the minimum individual purchase amount in its sole discretion.

Use of proceeds

After meeting offering expenses, the Company intends to use the remaining proceeds as follows:

Description of Use of Proceeds	Percentage if Minimum Amount Raised	Amount if Minimum Amount Raised	Percentage if Maximum Amount Raised	Amount if Maximum Amount Raised
Marketing Activities to drive awareness and customer acquisition	10.00%	$2,500	5.00%	$53,500
Paid Social Advertising	55.00%	$13,750	2.00%	$21,400
Intermediary Fees	6.00%	$1,500	6%	$64,200
Delivery Vehicles	19.00%	$4,750	11.00%	$117,700
Facility Refrigeration	0.00%	$0	4.00%	$42,800
Staffing	0.00%	$0	15%	$160,500
Payroll	0.00%	$0	30.00%	$321,000
Delivery Supplies	0.00%	$0	5.00%	$53,500
Commercial Kitchen Rent	0.00%	$0	17.00%	$181,900
Marketing Activities to drive awareness and customer acquisition	10.00%	$2,500	5.00%	$53,500
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

Use of proceeds chart is not inclusive of fees used to pay for escrow and credit card processing and related fees, all of which are incurred before and during the Offering due in advance of distributions of proceeds from the Offering.

The Company has discretion to alter the use of proceeds upon the following circumstances or events: economic conditions that alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements. The Company will notify investors if a decision to materially change the use of proceeds is made during the course of the Offering.

Risk Factors

The SEC requires the Company to identify the risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in business and all companies in the economy are exposed to. These include risks related to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has a Limited operating history upon which you can evaluate the Company's performance, and accordingly, the Company's prospects must be considered in light of the risks that any new company encounters

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered considering the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount the Company is attempting to raise in this Offering may not be enough to sustain its current business plan

To achieve the Company's near and the long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If the Company is unable to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations may be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or any portion of his or her investment.

The Company relies upon other companies to provide goods and services for its products and services

The Company depends on suppliers and subcontractors to meet its contractual obligations to its customers and conduct its operations. The Company's ability to meet its obligations to its customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of the Company's products and services may be adversely impacted if companies to whom we delegate manufacture of major components or certain services for our products and services, or from whom we acquire such items, do not provide components or services which meet the required specifications and perform to its customers' expectations. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations or regulatory requirements including international requirements. The risk of these adverse effects may be greater in circumstances where the Company relies on only one or 2 subcontractors or suppliers for a particular component, product, or service.

We rely upon Amazon Web Services (AWS) to operate our platform, and any disruption or interference with our use of AWS would adversely affect our business, results of operations, and financial condition. We outsource all of our cloud infrastructure to AWS which hosts our products and platform. AWS runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at AWS. We have engineered our product so that if AWS has a service interruption, it will not interfere with the flow of traffic and messages on our clients' platforms.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley act of 2002. As a privately held (nonpublic) company, the Company is currently not the subject of the Sarbanes-Oxley act, and its financial and disclosure controls and procedures reflect its status as a development stage, nonpublic company. There can be no guarantee that there are no significant deficiencies or material weakness in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and a disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company may implement new lines of business or for new products or services within existing lines of business
As an early stage Company, the Company may implement new lines of business at any time, which creates substantial risks and uncertainties associated with such efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of businesses or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products or services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, could be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

The Company may not be able to retain or hire key management and employees
The success of and ability to implement the Company's business plan depends upon the continued contributions of key management. Loss of the services of certain of these individuals would have a material adverse effect. In addition, as the Company continues to execute its business plan, it will require hiring additional qualified management and personnel. There is no guarantee that the Company will be able to attract such personnel, the failure to do so could result in loss of business or impairment of the Company's financial condition.

The Company relies on 3rd parties to provide technology and merchant services
The Company relies on 3rd parties to provide certain technology and merchant services, which includes web hosting providers, cloud computing providers, and payment processing providers. Disruptions to these third-party services might cause system interruptions, delays, loss of critical data, increased costs, and could diminish the Company's reputation and brand.

Intellectual property claims
The Company does not believe that any of its products or services infringe upon the intellectual property rights of others in any material respect. However, there can be no assurance were guarantee that 3rd parties will not claim infringement with respect to current or future products, services, or activities. Any infringement claim, either with or without merit, could result in substantial costs and diversion of management and financial resources, and it could, therefore, have a material adverse effect on the Company's business and operations.

Collection of customer data
The Company will collect personal information from its customers and other 3rd parties. While the Company takes steps to protect this data, there is a risk that the data could become compromised. Additionally, the Company may now or in the future become subject to various privacy regulations and laws in the jurisdictions in which it operates now or will operate in the future. Further, the Company may rely on third-party companies and service providers to assist with collecting and storing data. This exposes the Company to potential risk if those 3rd parties have a potential breach or otherwise violate privacy regulations and laws.

Limited Runway
The Company has limited capital with which it can maintain operations. Excluding this Offering, the Company has sufficient capital to continue operations for the next 4-5 months. The Company will be able to extend its operations if this raise is successful. In addition to this Offering, the Company is in the process of raising funds from existing investors.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Even if the Securities become tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney regarding the implications of these restrictions on transfer.
Prospective Purchasers should be aware of the long-term nature of this investment. There is not now and there likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act of 1933 or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of regulation CF. It is not currently contemplated that registration under the Securities Act of 1933 or other securities laws will be

affected. Limitations on the transfer of the Securities may also adversely affect the price that prospective Purchasers may be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until and unless the Company decides to convert the Securities into equity securities or there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or any of its assets or revenues for an indefinite period of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion event and the Company elects to convert the Securities into equity securities. The Company is under no obligation to convert the Securities into equity securities. In certain situations, such as a sale of the Company or substantially all of the Company's assets, and Initial Public Offering or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights
Purchasers will not have the right to vote upon matters of the Company even if their Securities are converted into equity securities. Upon such conversion, the equity securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the equity security holders are required to enter into a proxy agreement with the Intermediary insuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a ground offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not have inspection rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. other security holders of the Company may have such rights. Regulation CF requires only that the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers are unable to declare the Security and "default" and a demand repayment
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a Future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, made the Purchaser's demand payment, and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities and it may never undergo a liquidity event
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. Additionally, the Company may never undergo a liquidity event, such as a sale of the Company or an Initial Public Offering. If neither the conversion of the Securities nor at a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests and they have no ownership rights, no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

The Securities acquired by Purchasers may become significantly diluted as a consequence of subsequent financings
The Company equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from a conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Purchaser's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other

investors) is typically intended to provide the Company with enough capital to reach of the next major corporate milestone. If the funds are not sufficient, the Company may be required to raise additional capital at a price unfavorable to the existing investors, including the Purchaser. The availability of capital is at least partially of a function of Capital Market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

If the Securities convert to equity securities, those equity securities may be substantially different from other equity securities offered or issued at the time of conversion
To converting Security holders equity securities that are materially distinct from other equity securities it may issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to Purchasers of the Securities, if converted, will be distinct from the equity securities issued to new purchasers in at least of the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or antidilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) will bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. The Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchases of the Company equity securities.

There is no present market for the Securities and the Company has arbitrarily set the price
The offering price was not established in a competitive market. The Company has arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities or the Company and is not based on the Company's net worth or prior earnings. The Company cannot assure prospective Purchasers that the Securities could be resold by you at the offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debtholders
If the Company is dissolved or enters into bankruptcy, Purchasers of the Securities, which have not been converted will be entitled to distributions as described in Exhibit E. Such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred dock holders, have been paid in full. If the Securities have been converted, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of the Securities nor holders of the Securities after conversion can be guaranteed a return in the event of a dissolution or bankruptcy.

Even though the Securities provides for mechanisms whereby a Securities holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled
In certain events provided in the Securities, holders of the Securities may be entitled to a return of their principal amount. Despite the contract will provision in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Purchasers should not assume that they are guaranteed a return of their investment.

BUSINESS

Description of the Business

The Town Kitchen, PBC operates a Business to Business Food Delivery Platform that employs, empowers and elevates inner city youth to explore and enable their untapped potential.

The Company's Products and Services

The Town Kitchen, PBC services businesses and nonprofits that are in need of food and beverage solutions for their offices, trainings and conferences. We provide boxed and buffet food and beverage solutions across breakfast, lunch, dinner and snack.

Competition

The competitive landscape includes a variety of technology enabled food delivery platforms and small regional catering companies. The Town Kitchen, PBC is the only company that has embodied employing and empowering SF Bay Youth while elevating the local food ecosystem by sourcing from minority and women owned companies.

Customers

The customer base includes over 400 entities including for-profit companies, non-profit/ foundations as well as institutions like City of Oakland and UC Berkeley.

Intellectual Property

The Company has no significant Intellectual Property.

Governmental/Regulatory Approval and Compliance

The Company does not face unique regulatory requirements.

Litigation

To the Company's knowledge, there is no actual or pending litigation against the Company.

DIRECTORS AND OFFICERS

The duly appointed directors and officers of the Company are listed below along with all their positions and offices held at the Company and their principal occupation and employment responsibilities for the past 3 years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Past 3 Years
Julie Lein	Board Member, Secretary	Julie is the Managing Partner of Urban Innovation Fund, LP, a Venture Capital firm that provides seed capital and regulatory support to startups tackling tough urban challenges. At the Company, Julie provides fiduciary responsibility including legal adherence and compliance.
Wes Selke	Board Member	Wes is the Managing Director at Better Ventures, a Venture Capital Firm.
Ahmed Rahim	Independent Board Member	Ahmed is the CEO of Numi Organic Tea. He also serves on the boards for profit and non-profit organizations.
Eric Quick	President & CEO	From 2011-present, Eric has been the CEO of Cloud 9 Performance Solutions, LLC DBA Cloud 9 Fresh. From June 2016-September 2017, Eric was the Vice President of Commercial Operations at Juicero. From May 2019-present, he has been a Co-founder of PocketCFO. From September 2018-present, he

		has been an advisor to Drink Lumen. From April 2018-present, he has been the CEO of the Company.

Julie Lein

Julie graduated from Stanford University with a BA in Public Policy and Massachusetts Institute of Technology - Sloan School of Management with a MBA. Julie currently is Co-Founder and Managing partner at Urban Innovation Fund, a venture capital firm focused on seed capital and regulatory support to startups tackling our toughest urban challenges - helping them grow into tomorrow's most valued companies. Julie previously started Tumml, the startup hub for urban tech. Tumml's mission is to empower entrepreneurs to solve urban problems with a goal is to share best practices to enhance the urban innovation ecosystem.

Wes Selke

Wes enjoys rolling up his sleeves to help mission-driven entrepreneurs realize their vision for building high-growth world-changing companies. Wes has 15 years of venture capital and financial advisory experience with Good Capital's Social Enterprise Expansion Fund, William Blair, and Ernst & Young's Mergers & Acquisitions Wes holds an MBA in Entrepreneurship from Haas School of Business at UC Berkley and earned a BBA in Finance and Accounting from University of Michigan.

Ahmed Rahim

Ahmed Rahim is the Co-Founder, CEO and Chief Alchemist behind Numi Organic Tea, the largest premium, organic, Fair Trade Certified tea company in North America. Ahmed is responsible for all of the unique Numi blends and products the company introduces to the marketplace. He started the company in 1999 in Oakland, California with his sister, Reem Rahim Hassani. At Numi, Ahmed travels to remote regions of the world seeking unique herbs and teas unknown in the United States, building partnerships with farmers and their communities. Ahmed chairs the Numi Foundation, focusing on the Together for H2OPE initiative, bringing clean water to Numi Inc's farming community. At home in the Bay Area, he co-founded OSC2, One Step Closer to an Organic Sustainable Community, a national community of sustainable natural products CEO's and business leaders driving positive change and building sustainable awareness in the food industry. Ahmed sits on various for profit and non-profit boards enhancing their growth strategy and sustainability goals. Ahmed's core goal is to be in service to those focused on caring for their community and creating positive change for our environment. Ahmed previously attended New York University leading up to founding Numi Tea.

Eric Quick

Eric has thirty years' experience in operations management in the industries of foodservice, retail, e-commerce, technology and manufacturing. Eric has held senior leadership positions with start-up ventures and notable companies including McDonald's, Disney, Safeway and Revolution Foods. Eric is a serial entrepreneur with a passion for developing high caliber emotionally intelligent teams who successfully tackle hyper growth business opportunities. His track record demonstrates his ability to nurture and accelerate big ideas from inception to multi-year growth opportunities.

Eric is enrolled in a Masters of Science Program - Integrated Technology, Design and Business of Innovation at the University of Southern California. He has a MBA from the University of Redlands. He has a Bachelor of Science from California State University, Chico in Recreation Administration, Focus Resort, and Lodging Management

Indemnification

The Company is authorized to indemnify its officers, directors, managers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person, except in certain circumstances where a person adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Current number of employees

The Company has:
- 20 full-time employees
- 12 part-time employees

- 2 contractors

CAPITALIZATION AND OWNERSHIP

Capitalization

Below are the securities and classes of securities that are authorized and outstanding:

Class of Security	Authorized	Outstanding	Voting Rights	Par Value
Common Stock	20,000,000	627,272	Yes	$.0001
Preferred Stock	2,000,000	1,902,179	Yes	$.0001

The Company has the following outstanding debt:

Date Loan Received	Lender	Amount	Interest Rate	Maturity Date	Current
August 2018 Renegotiated	Philanthropic Venture Foundation	$44,080	2.5%	May 2020	Yes
December 2017	ISEED	$100,000	8.5%	December 2024	Yes
June 2019	Community Vision	$350,000	6.0%	June 2024	Yes

Ownership

The following persons own at least 20% of voting power of the Company, as of the date of the Offering:

Name of Holder	No of Securities Held	Class of Securities	% of Voting Power
Urban Innovation Fund 1, LP, a Delaware limited partnership	463,072	Preferred Stock	24%
Better Ventures Fund 1, LP, a Delaware limited partnership	447,386	Preferred Stock	22%

Previous Securities Offerings

The Company has made the following securities offerings in the past 3 years:

Date	Exemption	Security Type	Amount Raised	Use of Proceeds
Spring 2017	Section 4(a)(2)	Preferred Stock	$900,139	Growth Capital
Fall 2018	Section 4(a)(2)	Preferred Stock	$530,000	Headcount and Operating Capital

In addition to this Offering, the Company is conducting a raise from its current investors pursuant to Section 4(a)(2) in an amount that is to be determined. The use of proceeds will be used to fund operating expenses and growth.

FINANCIAL INFORMATION

Financial information for the Company can be found on the cover page of this Form C, in this section, and attached as Exhibit C.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons, which is defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the preceding persons; or any entity controlled by any such person or persons.

The Company has not entered into related person transactions.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,070,000 of the Securities. The Company is attempting to raise a minimum amount of $25,000 in this Offering. The Company must receive commitments from investors in an amount totaling the Target Amount by the Offering Deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to the Maximum Amount and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, discounted cash flows, or other established criteria of value and should not be considered indicative of the actual value of the Securities.

To purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or any Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Amount has been reached through an automated post on Intermediary's portal. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least 5 business days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmation from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon Closing of the Offering and the Purchaser will receive in the Securities in exchange for his or her investment once the accounting process for the Offering is completed and the investor has completed any necessary steps regarding the Offering or the Intermediary's anti-money laundering and know your customer policies. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via electronic certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event 2 multiples of the Minimum Amount is reached prior to the Offering Deadline, the Company may conduct the first of multiple closings of the Offerings early, provided all Purchasers of receive notice of the new Offering Deadline at least 5 business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment) and more than 21 days will remain in the Offering at the end of each closing so long as the closing is not on the Offering Deadline.

Purchasers who committed on or before such notice will have until the 48 hours prior to the new Offering Deadline to cancel their investment commitment.

In the event the Company does conduct of one of multiple closings, the Company shall only withdraw half of the proceeds that are in escrow and will only conduct a closing if there will be more than 21 days remaining before the original Offering Deadline.

The Company may only conduct another closing before the original Offering Deadline if at the time of such proposed closing (i) the amount of investment commitments to the Offering exceeds two multiples of the collective amount committed at the time of the last closing, and (ii) more than 21 days remain before the original Offering Deadline.

The Company shall return all funds to Purchasers if a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closings.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily, and of the minimum amount of that a Purchaser may invest in the Offering is $100.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

Form of Securities
Purchasers should review the Company's organizational documents as well as Exhibit E, which shows the form of the Securities.

Authorized Capitalization at Initial Closing
See the section above titled "Capitalization."

Not Currently Equity Interests
As mentioned elsewhere in this document, the Securities are not currently equity interests and the Company and are a right to receive equity at some point in the future upon the occurrence of certain stated events.

Dividends
The Securities do not entitle a Purchaser to any dividends.

Conversion
Upon a future equity financing of greater than $1 million (and "Equity Financing"), the Securities are convertible at the option of the Company into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except: they do not have the right to vote on any matters except as required by law; they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote; and they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of cf. Shadow Series Securities equal to the greater of the quotient obtained by dividing the amounts the investor paid for the Securities (the "Purchase Amount") by:

(a) The quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans; (ii) convertible promissory notes issued by the Company; (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "SAFEs"); and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) The lowest price per share of the Securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above will be deemed to the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to and Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (defined below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either: (i) a cash payment equal to the Purchase Amount (subject to the following paragraph); or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of the immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities, but excluding: (i) shares of common Stock reserved and available for future grant under any equity incentive or similar plan; any SAFEs; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" means: (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's Board of Directors; (ii) any reorganization, merger, or consolidation of the Company in which the outstanding voting security holders of the Company failed to retain at least a majority of such voting securities following such transaction or transactions; or (iii) a sale, lease, or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either: (i) a cash payment equal to the Purchase Amount (as described above); or (ii) a number of shares of the most recently issued preferred Stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred Stock granted in connection there with will have the same liquidation rights and preferences as the shares of preferred Stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights

Certain Purchasers of the Securities will receive pro rata rights through the Offering, allowing them to avoid dilution in future rounds. Purchasers that make investments of $50,000 or greater in the Offering ("Major Investors") will gain the right to continue investing in the Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities: (i) are issued as a dividend or distribution on outstanding securities; (ii) are issued upon conversion or exercise of outstanding securities; (iii) are issued to employees, directors, or consultants pursuant to a plan, agreement, or arrangement approved by the Company's Board of Directors; (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company; or (v) up to $1 million of such are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

A "Dissolution Event" means: (i) a voluntary termination of operations of the Company; (ii) a general assignment for the benefit of the Company's creditors; or (iii) any other liquidation, dissolution, or winding up of the Company. (Excluding a Liquidity Event), whether voluntary or involuntary. If there is a Dissolution Event before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred Stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other SAFEs (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's Board of Directors at the time of the Dissolution Event) and all holders of common stock.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or noncompliance with the Securities) upon the earlier to occur: (i) the issuance of shares and the CF Shadow Series to the Purchaser pursuant to the conversion provisions; or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted. The Company has a voting agreement in place between the Company and each owner of preferred and common stock, which requires the stockholders to cast votes for directors, to increase the number of stock authorized, to vote to keep the board-members on the board except for cause, not to designate "bad actors," to be "dragged-along" with the majority upon the occurrence of certain events, among other things. The Company does not have any shareholder agreements in place.

Anti-Dilution Rights

Except as specifically stated for Major Investors, the Securities do not have antidilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one year holding period beginning when the Securities are issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501 of Regulation D promulgated under the Securities Act of 1933; (3) as part of an IPO; or (4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, or spousal equivalent, sibling, mother/father/daughters/son/sister/brother in law and includes adoptive relatives. Although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which the Securities are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lockup. And may not be sold for up to 180 days following such IPO.

Repurchase Rights

The Company does not have the right to repurchase the Securities.

Liquidation Preference

The Securities do not have a stated return or liquidation preference.

Capital Stock

The Company cannot presently determine if it has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP, AND SALE OF THE PURCHASER'S SECURITIES, AND POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICES, THE COMPANY INFORMS YOU THAT ANY TAX STATEMENTS IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERENAL REVENUE CODE. ANY TAX STATEMENT CONCERNING UNITED STATES FEDERAL TAXES WAS GIVENIN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE POSSIBLE IMPACT OF STATE TAXES.

EXHIBIT B

Disclaimers

There are significant risks and uncertainties associated with an investment in the Company and the Securities. The Securities offered are not publicly traded and are subject to transfer restrictions. There is no public market for the Securities and one may never develop. An investment in the Company is highly speculative. The Securities should not be purchased by anyone who cannot bear the financial risk of this investment for an indefinite period of time and who cannot afford the loss of their entire investment. Prospective Purchasers should read carefully the section of this Form C entitled "Risk Factors."

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE PURCHASER'S PARTICULAR FINANCIAL SITUATION. EACH PURCHASER SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANTS AS TO LEGAL, TAX, INVESTMENT, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C

Financials

THE TOWN KITCHEN, PBC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

July 12, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Town Kitchen, PBC
Oakland, CA

We have reviewed the accompanying financial statements of The Town Kitchen, PBC (a public benefit corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 12, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

THE TOWN KITCHEN, PBC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

		2018		2017
ASSETS				
CURRENT ASSETS				
Cash	$	148,815	$	135,350
Accounts Receivable		63,117		118,996
Inventory		14,913		231
Prepaid Expenses		4,760		-
TOTAL CURRENT ASSETS		231,606		254,576
NON-CURRENT ASSETS				
Company Vehicle		41,782		41,782
Leasehold Improvements		16,773		-
Accumulated Depreciation		(12,745)		(3,602)
Security Deposit		12,950		450
TOTAL NON-CURRENT ASSETS		58,761		38,630
TOTAL ASSETS	$	290,366	$	293,206

THE TOWN KITCHEN, PBC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

	2018	**2017**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 69,460	$ 27,430
Accrued Wages	1,324	6,366
Payroll Tax Payable	307	-
Sales Tax Payable	37,973	12,238
Tips Liability	4,195	918
Accrued Expenses	17,918	-
TOTAL CURRENT LIABILITIES	131,177	46,952
NON-CURRENT LIABILITIES		
Loan Payable 1	65,785	90,921
Accumulated Interest	915	1,661
Loan Payable 2	100,000	100,000
Accumulated Interest	8,500	-
TOTAL LIABILITIES	306,377	239,534
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized;	67	34
672,272 issued; $0.0001 par value)		
Preferred Stock (2,000,000 shares authorized;	190	12
1,902,179 issued; $0.0001 par value)		
Additional Paid in Capital	1,460,876	930,737
Retained Earnings (Deficit)	(1,563,314)	(877,925)
Prior Period Adjustment to Retained Earnings	86,169	814
TOTAL SHAREHOLDERS' EQUITY	(16,012)	53,672
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 290,366	$ 293,206

THE TOWN KITCHEN, PBC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Sales, Net	$ 1,136,589	$ 612,918
Cost of Goods Sold	391,652	372,875
Gross Profit	744,937	240,043
Operating Expense		
Payroll	619,075	644,096
Professional Services	381,525	80,135
General & Administrative	155,071	80,259
Rent	95,877	89,752
Advertising	92,204	39,944
Payroll Tax	56,573	53,101
Depreciation	9,143	3,838
	1,409,468	991,124
Net Income from Operations	(664,531)	(751,081)
Other Income (Expense)		
Interest Expense	(14,752)	(12,590)
State and Local Tax	(6,920)	(1,291)
Net Income	$ (686,203)	$ (764,962)

THE TOWN KITCHEN, PBC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (686,203)	$ (764,962)
Change in Accounts Receivable	61,272	(117,745)
Change in Accounts Payable	42,030	(20,043)
Changes in Prepaid Expenses	(4,760)	-
Change in Inventory	(14,683)	(12,892)
Change in Accumulated Depreciation	9,143	3,838
Change in Payroll Liabilities: Accrued Wages	(5,043)	6,366
Change in Payroll Liabilities: Taxes Payable	307	12,238
Change in Sales Tax Payable	25,735	818
Change in Tips Liability	3,277	-
Change in Accrued Expenses	17,918	-
Net Cash Flows From Operating Activities	(551,007)	(892,381)
Cash Flows From Investing Activities		
Purchase of Leasehold Improvement	(16,773)	207
Purchase of Company Vehicle	-	(41,782)
Increase in Security Deposit	(12,500)	-
Net Cash Flows From Investing Activities	(29,273)	(41,575)
Cash Flows From Financing Activities		
Draws on Loan Payable	(25,138)	185,921
Increase in Accrued Interest	7,754	882
Issuance of Common Stock	33	34
Issuance of Preferred Stock	178	12
Increase in Additional Paid In Capital	530,140	880,732
Non Cash Adjustment	(5,390)	(1,400)
Prior Period Adjustment to Retained Earnings	86,169	814
Net Cash Flows From Investing Activities	593,746	1,066,995
Cash at Beginning of Period	135,350	2,311
Net Increase (Decrease) In Cash	13,467	133,039
Cash at End of Period	$ 148,815	$ 135,350

THE TOWN KITCHEN, PBC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

_____

| | Common Stock | | Preferred Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	Number	Amount	in Capital		Equity
Balance at December 31, 2016		$ -		$ -	$ -	(112,964)	$ (112,964)
Adjustment to Retained Earnings						814	814
Issuance of Stock	340,000	34	120,000	12	930,737		930,783
Net Income						(764,962)	(764,962)
Balance at December 31, 2017	340,000	$ 34	120,000	$ 12	$ 930,737	$ (877,111)	$ 53,672
Adjustment to Retained Earnings						86,169	86,169
Issuance of Stock	332,272	33	1,782,179	178	530,139		530,350
Net Income						(686,203)	(686,203)
Balance at December 31, 2018	672,272	$ 67	1,902,179	$ 190	$ 1,460,876	$ (1,477,145)	$ (16,012)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

The Town Kitchen, PBC. ("the Company") is a public benefit corporation organized under the laws of Delaware and operate in California. The Company operates a catering business that services local companies while providing job training programs to local youth.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net losses in 2017 ($764,962) and 2018 ($686,203).

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will conduct a Reg CF equity offering to raise additional capital to meet obligations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 12, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2019 and was renewed the lease at the current market rate. Future minimum payments due are as follows,

2019- $10,500 per month

Advertising

The Company records advertising expenses in the year incurred.

Stockholders' Equity

During 2018, the Company had 672,272 shares of common stock and 1,902,179 shares of preferred stock both at $0.0001 Par Value outstanding. All shares are fully vested. The Stock Equity account as of December 31, 2018 is $1,460,876.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California and Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the company borrowed funds for the purpose of funding operations ("the Loans Payable 1"). The loan accrues interest at the rate of 8.50% per annum and are payable in 2024. During 2018, the Company capitalized approximately $8,500 in interest related to the loan. Minimum annual payments are as follows,

2019: $8,500
2020 through 2024: $25,377

In 2018, the company borrowed funds for the purpose of funding continuing operations ("the Loans Payable 2"). The loan accrues interest at the rate of 2.05% per annum and are payable in 2020. During 2018, the Company capitalized approximately $915 in interest related to the loan. Minimum monthly payments are $3,714.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 12, 2019, the date that the financial statements were available to be issued.

EXHIBIT D

Offering Page Found on Intermediary's Portal



Company Name	The Town Kitchen

Logo	

Headline	Feed your team, nourish your community

Cover photo	

Hero Image


the
town KITCHEN

Tags

Social Impact, Food, Restaurants, Community

Pitch text

Summary

- Corporate catering elevating local communities
- Focus on foster and re-entry youth personal & professional development
- Public Benefit Corporation
- Revenue above $1.1M in 2018 with 82% year-over-year growth
- 40B+ industry market
- 40%+ return of gross margins on every order

Problem

Unequal access means Unequal opportunity

Young adults in the foster and re-entry populations lack access to training programs and meaningful jobs that can develop their professional and personal skills. Without these opportunities, they miss out on key professional developmental milestones like getting a promotion, achieving goals, or simply holding down a job.

How can we build a world in which a foster youth from East Oakland has the same opportunity as a high school graduate from Palo Alto?

We can! We're using a productive business model that fuels these development opportunities, expands access to opportunities while teaching valuable business skills.

Solution

Growing communities through food

The Town Kitchen handcrafts and delivers delicious catered meals by helping foster and re-entry individuals explore their untapped potential. We believe that communities grow together, so we provide these individuals the experience, exposure and access to new opportunities to help grow themselves and their communities



Product

The Town Kitchen provides B2B, chef crafted meals, while employing at-risk youth.

- Culinary-inspired, locally-sourced menus
- Full-service Food & Beverage 'amenity in a box'
- Partnership Driven Impact


Simple. Transparent. An office manager's dream.
Plan
Track
Enjoy
Box Lunches for Week of January 21st.
Your food delivery is on the way.
the town KITCHEN

Traction

82% year-over-year growth

Businesses love using The Town Kitchen for their food and beverage needs as it allows them to create broader community impact while servicing their employee needs.

We've experienced a yearly growth of 82% from 2017-2018, with a total revenue of $1.1M+ in 2018.


1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
2017
2018
82%
Y-over-Y Growth
$1.1M
2018 Total Revenue
49%
2019 YTD Gross Margins
4X
Average Order Size Vs. Competition

Customers

Customers are inspired by our social mission



Empowering local youth helps the community...
...and **our bottom line.**

- Increases employee retention **(70%+)**

- Empowers client ambassadors **(85 NPS)**

- Helps win new business **(81% YOY)**

      

 

"Working with The Town Kitchen gave me one less thing to stress about when it comes to event planning. There hasn't been a single ask that was too out of the ordinary that they couldn't accommodate, from last minute catering requests to onsite assistance for a full-service meal. It's definitely a great feeling to know I have a reliable source for my catering needs, but it's an even greater feeling to work with a team that's community-driven."

Vanessa S., People Operations at Tally

 

We love supporting the The Town Kitchen and their innovative way of integrating underserved youth into meaningful work opportunities.

Angie M. Program Director, One World Training



I was able to book the Town Kitchen for several of our business meetings, the feedback has always been extremely positive when it comes to great tasting food. They offer a wide range of options, with a menu that never seems to lack creativity and some of the best flavors I have ever tasted from a catered breakfast and lunch.

Gina W. CA-Based Healthcare Non-Profit

Business Model

Diverse menu options for every catering need

Our revenue comes directly from the catering orders our clients place, averaging **45% gross margin with average order size exceeding $1,500.** We also operate two cafe locations that provide a consistent & growing channel for us as well as another way for us to offer development for our youth staff.

Customers have the option of signing up for a weekly lunch program **(34% of YTD Revenue)** with us, or just ordering as needed. We offer breakfast, lunch, and a selection of appetizers to service every time of day our customers might need to feed their teams.

We source our ingredients and food products from local women & minority owned businesses, helping elevate another underrepresented community.

Hors d'oeuvres

Priced by the Piece, 40 Piece Minimum per Selection



GREEK SALAD SKEWERS $3
tomato, feta cheese, cucumber [allergens: dairy]
Minimum 40 items required



SEARED POLENTA CAKES $3
smoked paprika "aioli", micro herbs [allergens: soy]
Minimum 40 items required



MINI CUBANO SLIDERS $6
dijon, ham, roasted pork [allergens: egg, wheat]
Minimum 40 items required



TUNA TARTAR $4
cucumber, dill creme fraiche, herbs [allergens: dairy, fish]
Minimum 40 items required



MINI BLT $3
sourdough toast, nueske's bacon, beefsteak tomato [allergens: wheat]
Minimum 40 items required



SEARED RISOTTO CAKES $3
basil "aioli", fried onion [allergens: none]
Minimum 40 items required



the town KITCHEN
More than A Food Delivery Company
Elevating Minority and Women Owned Suppliers
Empowering Untapped Potential of SF Bay Youth
Impacting 500 Individuals Lives
Growing with large drop sizes and healthy Gross Margins
SOLIDARITEA
RED BAY COFFEE
MARIPOSA
artisan-crafted - gluten-free
NUMI
ORGANIC TEA













Market

Corporate catering on the rise

This $40B market is expected to grow by 20% over the next 5 years. There's huge potential to create community impact by tapping into this market with an easy-to-order, plug-and-play menu that serves local business while also having an impact on the community. As food becomes integrated into workplace amenities and team culture, we expect to continue seeing significant growth in the market size.



the town KITCHEN
On-demand corporate catering services is a large market opportunity.
$40B
On-Demand Corporate Food Market
20%
Market CAGR over next 5 years
Source:
Statista 2018

Competition

Business catering with a social mission

No other player in the corporate catering space can claim to have both a chef driven menu (**controlled production and supply chain**), in addition to a social mission. Consumers are looking to make a difference with their dollars. **We're not asking our customers to change their behavior** to make a positive impact on their communities, **simply to change their vendor.**



Vision

On track to expand to top 25 metros



If we reach our stretch goal of $3M with this round (seeking $1.07M on Republic as well as additional investments), we'd be able to fund operations through 2021 and grow into other West Coast Cities. We'd also be able to expand to **5 redistribution centers** in the Bay Area, averaging **4,300 meals a day**.

Investors

We've raised $1.4M in equity to date from various early stage, mission-oriented investors






Team

	Eric Quick	Investor, CEO	Eric has thirty years' experience in operations management in foodservice, retail, e-commerce, technology and manufacturing. Eric has held senior leadership positions with notable companies including McDonald's, Disney, Safeway and Revolution Foods.
	Jefferson Sevilla	Founder & Chief Impact Officer	Before founding The Town Kitchen Jefferson held the role of Executive Sous Chef at the Google San Francisco campus. He was also the Executive Chef for SpoonRocket and helped establish the growth into the Seattle and San Diego markets.

	Jessica Mogardo	Head of Culinary	Jessica is veteran hospitality industry professional with over 15 years experience in 4-star hotels, multi-unit restaurant groups and high-volume manufacturing.
	Trevor Fleshman	Head of Product	After finishing a five year stint with another corporate lunch company, EAT Club, Trevor joined The Town Kitchen. He focuses on developing the companies various business channels as well as managing the network of local business partners.
	Charles Mackie	Order Specialist	
	Edgar Bustos-Ortiz	Order Specialist	
	Elijah Cyrus	Delivery Supervisor	
	Eric Corona	Kitchen Team	
	Haydee Garcia	Kitchen Team	
	Javier Bustamante	Kitchen Team	
	Jose Rivera	Kitchen Supervisor	
	Julien Modeliste	Order Specialist	
	Julio Naranjo	Kitchen Team	
	Laura Velazquez	Order Specialist	

	Marcelo Montiel	Kitchen Team
	Sandra Jeronimo	Kitchen Team
	Olaf Ponce	Kitchen Team
	Maria Eugenia Arrendondo Agaton	Kitchen Team
	Santiago Torres	Kitchen Team
	Princeton Maharam	Head Barista
	Frances Smith	Manager of Cafe Experiences
	Lindsey Zimmer	Growth Development Representative
	Renee Schouten	Event Coordinator
	Tristin Riggins-Walker	Order Specialist
	Kyara Banks	Order Specialist
	Josh Caceros	Order Specialist

	Maria Rodriguez	Account Management	
	Nate Lopez	Head of Culinary Production	Experienced product development manager with a successful track record in the food & beverages industry. Skilled in product development, marketing and sales, operational efficiency, procurement, project management and people development.

Perks

$250	Shoutout on our social media channels (with your consent)
$500	Receive all of the above + The Town Kitchen t-shirt
$1,000	Receive all of the above + 1 year of free coffee at either of The Town Kitchen cafe's (in Oakland, CA)
$10,000	Receive all of the above + an invitation to a group dinner prepared by our own Chopped Champion Jessica Mogardo (transportation not included)

FAQ

What's your exit strategy?	Our exit strategy is continuing to be evaluated based on business growth and competitive landscape. There are no plans in the next 12-18 months to exit, but organization will evaluate when these opportunities arise.
What will the funds be used for?	Our primary focus is to expand throughout the Bay Area, opening five redistribution centers over the next few years.
What is the company's structure and fundraising history?	Companies structure is a PBC or Public Benefit Organization in Delaware. A Public Benefit Organization is a for profit structure that protects our mission regardless of how the ownership evolves. We've raised $1.4M in equity to date.
How do you support local and organic food?	One of the key pillars of our business is to support local women and minority owned businesses. We partner with small businesses to purchase their finished components to be featured in our catering services. You can find a comprehensive list of our valued partners on this page on our website! We also utilize our access to the wide variety of fresh fruits and vegetables produced in the area surrounding the Bay Area. Purchasing direct from organic farmers is part of our 2020 roadmap.
How are you helping your community?	Oakland and the Bay Area in general have consistently been highlighted in the news recently as an unfortunate case study in what gentrification can do to communities. We're focusing on helping individuals who've experienced homelessness, incarceration, or have been a part of the foster care system with opportunities for living wage jobs and training to support their development. Additionally, our head quarters located in East Oakland, is a part of a larger community center focused on providing an anchor to the neighborhood that provides services of all kinds. We have youth programs, senior programs, immigrant & refugee programs, as well as support for homeless and people who are experiencing domestic violence. We hope to do our part in creating a positive environment for the members of our community to grow!

EXHIBIT E

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

The Town Kitchen, PBC

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], The Town Kitchen, PBC, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount Rate**" is 20%.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by

dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

     (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

     (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Stock of the Company's Capital Stock on any matters to which the proxy agreement applies; and

     (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.10 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount**" means 100% less the Discount Rate.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS

OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "AAA") under its Commercial Arbitration Rules and Mediation Procedures ("Commercial Rules"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Austin, TX. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(k)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000, the Company shall provide the Investor with at least ten (10) business days prior written notice ("Notice") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "New Securities). The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "Exercise Period"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "Excluded Securities" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ISSUER

The Town Kitchen, PBC, a Delaware corporation

By: _____

Name: Eric Quick
Title: President and CEO
Address: 2325 E 12th St., Oakland, CA 94601
Email: eric@thetownkitchen.com

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [_____] between The Town Kitchen, PBC, a Delaware corporation (the "***Company***") and [_____investor] ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and Open Deal Portal LLC (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1.   **Grant of Irrevocable Proxy**.

   (a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based, and if there is no majority, the Intermediary shall either refrain from voting the shares or split its votes equally so as to never break a tie. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   (c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. Legend. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Stockholder represents and warrants to the Intermediary as follows:

(a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

(b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. Equitable Remedies. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary .

7. Assignment.
(a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

(b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

INVESTOR:
By:
Name:

Date:

INTERMEDIARY:
By:
Name:
CCO, OpenDeal Portal LLC d/b/a Republic
Date:

EXHIBIT F

Video Transcript

The Town Kitchen is a mission-driven corporate catering company focused with the idea of providing access, opportunity and experience for young adults in the foster care and reentry community.

We have a problem: food access is definitely an epidemic in this country. Food deserts exist and these are issues that not a lot of communities are addressing and I think it's important for us to provide as much knowledge and as much mentorship for young people in order to set them up to be successful in the future.

This company is near and dear to my heart because for me I've been fortunate enough to have a lot of mentorship as well as a lot of people invested in the potential that I had when I was growing up and in order for us as a community to grow, for our community to do better it's best that we start with investing any youth.

My favorite thing proud of my co-workers. I love my co-workers so much. It's really like a family dynamic here and just incorporating the fact that yes we're all here to work but we're also here to connect with each other, and making sure that we're all doing the best as a team.

The Town Kitchen is really a place where you can grow and you can really discover who you are. It's not just a platform where you come in learn your sets of skills that's what you're really able to determine what you want to do with your life.

Our vision at The Town Kitchen is too expand to new markets in the next five years. With your support, we can help reentry and foster young people in all communities grow professionally and personally. Help us expand our impact by investing in The Town Kitchen today.